

January 28, 2011

Mr. Todd R. Royal
Chief Executive Officer
Exterra Energy Inc.
701 South Taylor, Suite 440
Amarillo, Texas 79101

      Re: **Exterra Energy Inc.**
              Item 4.01 Form 8-K
              Filed January 20, 2011
              File No. 000-52319

Dear Mr. Royal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 20, 2011

1.   Please obtain and file a letter from your former auditor within ten business days to comply with Item 304(a)(3) of Regulation S-K.

2.   Based on the dates disclosed in your filing, it appears that you engaged your new auditor prior to the time you notified your prior auditor that they had been dismissed. If this is not the case, revise the disclosure in your filing to clarify this. Otherwise, ask your new auditor to explain to us how they complied with paragraphs 3 through 10 of AU Section 315, which require certain communications to occur between the predecessor and successor auditors prior to engagement acceptance by the successor firm.

3.   Rule 10-01(d) of Regulation S-X requires interim financial statements filed under cover of Form 10-Q to be reviewed by an independent public accountant using applicable professional standards and procedures. Please confirm that the interim financial statements included in your Form 10-Q filed on January 19, 2011 were reviewed in compliance with Rule 10-01(d) and identify the independent registered public accounting firm that performed the review.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding our comments. Please contact me at (202) 551-3686 with any other questions

Sincerely,

Karl Hiller
Branch Chief